SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Xoom Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98419Q101

(CUSIP NUMBER)

Quincy J. Lee

500 West 5th Street, Suite 1110

Austin, TX 78701

(512) 351-4440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

June 5, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 98419Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teton Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,897,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,897,323
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 98419Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancient Art, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 98419Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whitney, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 98419Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trango II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 98419Q101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,897,323
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,897,323
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,323
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on November 10, 2014 (the “Schedule 13D”) relates to shares of Common Stock, $0.0001 par value (“Common Stock”), of Xoom Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Teton Capital Partners, L.P. (the “Fund”), a Texas limited partnership, (ii) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to the Fund, (iii) Whitney, L.P. (“Whitney”), a Texas limited partnership, as the general partner of the Fund, (iv) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of both Ancient Art and Whitney, and (v) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). The shares of Common Stock reported on this Amendment are held by the Fund.

Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

Item 2. Identity and Background

(b) The principal place of business for each of the Reporting Persons is 500 West 5th Street, Suite 1110, Austin, TX 78701.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3. Source and Amount of Funds

As of June 10, 2015, the Fund had invested $32,770,949.89 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Fund.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 39,018,409 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 24, 2015, as reported in the Issuer’s most recent Form 10-Q filed on May 1, 2015.

The Fund may be deemed to beneficially own the 1,897,323 shares of Common Stock that it owns directly, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

Ancient Art, as the investment manager to the Fund, may be deemed to beneficially own the 1,897,323 shares of Common Stock held by the Fund, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

Whitney, as the general partner of the Fund, may be deemed to beneficially own the 1,897,323 shares of Common Stock held by the Fund, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

Trango, as the general partner of Ancient Art and Whitney, the investment manager to and the general partner of, respectively, the Fund, may be deemed to beneficially own the 1,897,323 shares of Common Stock held by the Fund, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Lee, as the principal of Trango, may also be deemed to beneficially own the 1,897,323 shares of Common Stock held by the Fund, representing approximately 4.9% of the issued and outstanding shares of Common Stock of the Issuer.

The Control Persons disclaim beneficial ownership of the Common Stock held by the Fund except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

Ancient Art, Whitney, Trango and Mr. Lee have the shared power to vote and dispose of the Common Stock owned by the Fund reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that the Control Persons are, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 1,897,323 shares of Common Stock owned by the Fund. Pursuant to Rule 13d-4, the Control Persons disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) As of June 5, 2015, the Reporting Persons ceased to be the beneficial owner of five percent (5%) or more of the Common Stock of the Issuer.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2015

Teton Capital Partners, L.P.

By: Whitney, L.P., its general partner

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Whitney, L.P.

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Trango II, L.L.C.

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

/s/ Quincy J. Lee
Quincy J. Lee

ANNEX A

Trade Date	Transaction Type	Quantity	Price
05/20/2015	Sell	114,998.000	18.8514 USD
05/21/2015	Sell	27,872.000	19.2009 USD
06/02/2015	Sell	13,807.000	19.8228 USD
06/03/2015	Sell	75,000.000	20.2944 USD
06/05/2015	Sell	76,437.000	20.8274 USD
06/08/2015	Sell	28,400.000	21.0973 USD